Exhibit 99.1

Trading Symbol: EZM – TSX, AMEX

NEWS RELEASE

May 3, 2006

Release 12-06

EUROZINC TO HOLD FIRST QUARTER RESULTS

 CONFERENCE CALL

Vancouver, B.C. --- EuroZinc Mining Corporation (the “Company”) will release the Company’s First Quarter 2006 Financials prior to the opening of trading on Wednesday, May 10, and hold an investor conference call to discuss the financial results at 11:00 AM Pacific Standard Time (2:00 PM Eastern Standard Time). Colin K. Benner, Vice Chairman and Chief Executive Officer will host the call with A.J Ali, Executive Vice President and Chief Financial Officer, Ron Ewing, Executive Vice President of Corporate Affairs and João Carrêlo, Country Manager in Portugal.

To participate in the conference call please dial, toll free in North America 1-866-322-8798, or 416 640-3407 within the Toronto area or internationally. Alternatively, a live audio webcast of the conference call will be available on EuroZinc’s website (www.eurozinc.com). The webcast will also be archived on the EuroZinc website.

EuroZinc Mining Corporation is a Canadian based company engaged in the acquisition, exploration, development and mining of base metal deposits internationally.

For further information please contact:

Colin K. Benner	Ron Ewing	Troy Winsor
Vice Chairman and CEO	Executive Vice President	Manager, Investor Relations
(604) 681-1337	(604) 681-1337	1-888-225-9662

The TSX and AMEX have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.

EuroZinc Mining Corporation, 1601 – 543 Granville Street, Vancouver, B.C.  V6C 1X8

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com